EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended October 1, 2016
Fixed charges:
Interest expense*	$132
Estimated interest portion of rents	29

Total fixed charges	$161

Income:
Income from continuing operations before income taxes	$582
Fixed charges	161

Adjusted income	$743

Ratio of income to fixed charges	4.61

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.